SECUF 06004102 SSION

4b 3/20

BB 3/1

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| SEC FILE NUMBER |
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| 8- 48519 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH AMERICAN CLEARING, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 West State Road 434
(No. and Street)

| Longwood | FL | 32750 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Gallagher 407-774-6281
(Area Code – Telephone Number)

## C. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P. A.
(Name – *if individual, state last, first, middle name*)

| 100 East Sybelia Avenue, Suite | Maitland | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 4 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, John Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North American Clearing, Inc., as December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SHERYL KISLING
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD464072
EXPIRES 8/21/2009
BONDED THRU 1-888-NOTARY1

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (c) Statement of Financial Condition.
- x (e) Statement of Income (Loss).
- x (g) Statement of Changes in Financial Condition.
- x (i) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (k) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (m) Computation of Net Capital.
- x (o) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (q) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (s) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- x (u) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (w) An Oath or Affirmation.
- ☐ (y) A copy of the SIPC Supplemental Report.
- ☐ (aa) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NORTH AMERICAN CLEARING, INC.
# FINANCIAL STATEMENTS
# FOR THE YEAR
# ENDED DECEMBER 31, 2005
# AND
# REPORT OF INDEPENDENT
# CERTIFIED PUBLIC ACCOUNTANTS

**NORTH AMERICAN CLEARING, INC.**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

## TABLE OF CONTENTS

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441


## Report of Independent Certified Public Accountants

Stockholder and Board of Directors
North American Clearing, Inc.

We have audited the accompanying statement of financial condition of North American Clearing, Inc., as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Clearing, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

February 22, 2006

**NORTH AMERICA CLEARING, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalent | $ 59,189 |
| Segregated cash under federal and other regulations | 2,528,000 |
| Receivables from customers | 21,463,954 |
| Receivables from broker-dealers and clearing organizations | 1,763,187 |
| Accounts receivable and other current assets | 237,039 |
| Securities purchased, not yet sold at market value | 21,608 |
| Property and equipment net of accumulated depreciation of $175,267 | 61,293 |
| Goodwill | 960,414 |
| Customer list, net of amortization of $63,411 | 115,379 |
| Other assets | 241,385 |
| Total assets | $ 27,451,448 |
| | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities: | |
| Cash overdrafts | $ 1,064,594 |
| Payable to customers | 17,721,235 |
| Short-term note payable | 2,850,000 |
| Payable to broker-dealers and clearing organizations | 655,675 |
| Securities sold, not yet purchased | 1,188,917 |
| Accounts payable | 216,894 |
| Accrued expense | 686,081 |
| Total liabilities | 24,383,396 |
| | |
| Stockholder's equity | |
| Commons stock, $10 par value, 1,000 shares authorized, issued and outstanding | 10,000 |
| Additional paid-in capital | 4,002,331 |
| Accumulated deficit | (944,279) |
| Total stockholder's equity | 3,068,052 |
| Total liabilities and stockholder's equity | $ 27,451,448 |

*The accompanying notes are an integral part of these financial statements.*

# NORTH AMERICA CLEARING, INC.
# STATEMENT OF OPERATIONS
# FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **REVENUE:** | |
| Clearing revenue | $ 2,879,012 |
| Order execution trading revenues, net | 1,323,574 |
| Other income | 410,942 |
| Interest and dividend | 29,356 |
| | 4,642,884 |
| **EXPENSES** | |
| Wages, taxes and benefits | 1,657,611 |
| Commissions to brokers | 571,181 |
| Execution costs | 555,869 |
| Clearing costs | 487,562 |
| Occupancy | 175,559 |
| Interest | 105,051 |
| Depreciation and amortization | 80,861 |
| Telephone and communications | 64,657 |
| Advertising | 4,295 |
| Other operating expenses | 1,082,776 |
| | 4,785,422 |
| **NET LOSS** | $ (142,538) |

*The accompanying notes are an integral part of these financial statements.*

## NORTH AMERICAN CLEARING, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-In | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| **Balance, January 1, 2005** | 10,000 | $ 10,000 | $ 4,165,569 | $ (801,740) | $ 3,373,829 |
| Rental obligation converted to additional paid-in capital | - | - | 53,160 | - | 53,160 |
| Distributions to stockholder | - | - | (216,398) | - | (216,398) |
| Net income | - | - | - | (142,539) | (142,539) |
| **Balance, December 31, 2005** | 10,000 | $ 10,000 | $ 4,002,331 | $ (944,279) | $ 3,068,052 |

*The accompanying notes are an integral part of these financial statements.*

**NORTH AMERICAN CLEARING, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

| | |
|---|---|
| **Cash flow from operating activities:** | |
| Net income | $ (142,539) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 80,861 |
| Write-off of intangible asset | 59,000 |
| (Increase) decrease in operating assets: | |
| Cash segregated under federal and other regulations | (967,755) |
| Receivables from customers | 4,375,544 |
| Receivable from broker-dealers and clearing organizations | 2,133,180 |
| Securities owned, not yet sold | (21,608) |
| Accounts receivable and other current assets | 355,215 |
| Other assets | (232,625) |
| Increase (decrease) in operating liabilities: | |
| Cash overdraft | 549,867 |
| Payable to customers | (6,398,282) |
| Payable to broker-dealers and clearing organizations | (2,141,187) |
| Securities sold, not yet purchased | 569,044 |
| Accounts payable and accrued expenses | (2,304,190) |
| Net cash used by operating activities | (4,085,475) |
| **Cash flow from investing activities:** | |
| Purchase of fixed assets | (45,343) |
| Net cash used in investing activities | (45,343) |
| **Cash flow from financing activities:** | |
| Short-term borrowings | 2,850,000 |
| Distributions to stockholder | (216,402) |
| Net cash provided by financing activities | 2,633,598 |
| **Net decrease in cash** | (1,497,220) |
| Cash at beginning of year | 1,556,409 |
| **Cash at end of the year** | $ 59,189 |
| **SUPPLEMENTAL INFORMATION:** | |
| Interest paid during the year | $ 105,051 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

North American Clearing, Inc. (the "Company"), was incorporated on July 24,1995 in the state of Florida.. The Company acts as a principal in providing order execution services for independent broker dealers. The Company also acts as a clearing broker for other independent broker dealers. The Company's main office is in Longwood, Florida.

**Cash and Cash equivalents** – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

**Receivables from and payable to customers** – Accounts receivable from and payable to customers include amounts due on cash and margin accounts. Securities owned by customers are held as collateral for receivables.

**Securities owned and securities sold, not yet purchased** - Securities owned, which are readily marketable, and securities sold, not yet purchased (short sales), are recorded at market value with unrealized gains and losses reflected in income. At December 31, 2004, the Company had securities owned of $21,608, and had securities sold, not yet purchased of $1,188,917.

**Property and equipment** - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

**Impairment of long-lived assets** – The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").
SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. No impairments were recognized during the year ended December 31, 2005.

**Securities transactions** - Securities transactions and the related revenue and expenses are recorded on a trade date basis.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Clearing revenue** – Clearing revenue are revenues earned by the Company for clearing services, which involve confirmation, receipt, settlement, custody and delivery of securities for other broker dealers.

**Order execution trading revenues, net** – Order execution trading revenues, net are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company generally acts as principal in these transactions and does not receive a fee or commission for providing order executions services.

**Advertising costs** -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2005 were approximately $4,300.

**Income taxes** – The Company, with the consent of its stockholder, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholder. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

**Fair value of financial instruments** - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

**Management estimates and assumptions** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. RELATED PARTY TRANSACTIONS

The Company leases office space from a corporation owned by the Chairman and CEO of the Company. During the year ended December 31, 2005, the Company recorded approximately $97,700 for rent of the office space. The Company paid approximately $46,100 of repairs and maintenance on the building as part of its rental obligation, and the related party corporation forgave $53,160 of the rent due, which was recorded as a capital contribution by the Company.

## 3. CUSTOMER LIST

Management of the Company has estimated the useful life of the Customer List to be sixty (60) months. Amortization recorded for the year ended December 31, 2005, was approximately $53,400. The Company analyzed the Customer List against monies paid out during 2005 and future cash flows and concluded that the number of broker dealers clearing through the Company from the Customer List had declined and, therefore, recorded an impairment loss of $59,000, which is included in other operating expenses.

## 4. RECEIVABLES FROM AND PAYABLE TO BROKER -DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payable to broker dealers and clearing organizations at December 31, 2005, consisted of the following:

| | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 13,773 | $ 119,406 |
| Deposits on securities borrowed | 87,800 | - |
| Clearing and option deposits | 1,366,362 | |
| PAIB payable | - | 536,269 |
| Other amounts due from/to brokers and dealers | 295,252 | - |
| | $ 1,763,187 | $ 655,675 |

Deposits on securities borrowed represent cash on deposit with other brokers and dealers relating to securities borrowed. If these deposits are not returned, the Company could sustain a loss if the market value of the securities borrowed declines.

## 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

| | |
|---|---|
| Furniture and fixtures | $ 55,621 |
| Computer equipment | 180,939 |
| | 236,560 |
| Less accumulated depreciation and amortization | (175,267) |
| | $ 61,293 |

Depreciation expense recorded on furniture, equipment and software for the twelve months ended December 31, 2005 was $27,450.

## 6. SHORT-TERM DEBT

The Company has a line-of-credit (the "LOC") totaling $15,000,000 with a commercial bank collateralized by customer margin account securities. Borrowings under the LOC bear interest at the bank's prime rate plus 2% (5.07% at December 31, 2005. Loan amounts are restricted to a percentage of the market value of the related margin accounts. The LOC expires on July 31, 2006 and is subject to termination at any time at the bank's discretion. The average interest rate on the LOC was approximately 5.03% during the year ended December 31, 2005. At December 31, 2005, the Company pledged approximately $5,448,000 of non-fully or partially paid customer securities against the LOC's balance of $2,850,000. Additionally, at December 31, 2005, the Company had bank overdrafts of approximately $1,064,600 due to the same bank.

## 7. STOCKHOLDER'S EQUITY

During the year ended December 31, 2005, a capital contribution of $53,160 was made by the stockholder of the Company (See Note 3).

## 8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), and the requirements of the securities exchanges of which it is a member, if any. The Rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted under the Rule, which requires that net capital be equal to the greater of $250,000 or two percent (2%) of aggregate debit items computed in applying the formula for determination of reserve requirements. At December 31, 2005, the Company had net capital of $1,463,123, which was approximately 6.6% of aggregate debit balances of $22,310,209. At December 31, 2005, the Company had $1,016,919 excess of required net capital.

The Company is also subject to Rule 15c-3 under the Securities and Exchange Act of 1934, which specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the Rule. At December 31, 2005, the Company had a reserve requirement of $1,529,665, however, the Company had $2,040,000 deposited in the account.

## 9. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the contract value of the transaction.

In addition, the Company may sell securities it does not own and will, therefore, be obligated to purchase such securities at a future date and may incur a loss if the market value of the securities increases subsequent to the date of the sale. At December 31, 2005, the Company had sold $1,188,917 of securities that it did not own.

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are translated on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase and sell financial instruments at prevailing prices to fulfill customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and requires the customer t deposit additional collateral pursuant to such guidelines or to reduce positions.

The Company's customer financing and securities activities require the Company pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event other parties are unable to meet contractual obligations to return customer securities pledged as collateral, the Company may be exposed to risks of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company maintains cash balances at two national banks and one community bank. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

## 10. COMMITMENT AND CONTINGENCIES

The Company is a defendant in arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims.

SCHEDULE I
NORTH AMERICAN CLEARING, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

| | Unaudited Focus Report Filing as Filed | Audit Adjustment | Audited Financial Statements |
|---|---|---|---|
| **Computation of Net Capital:** | | | |
| Total stockholder's equity | $ 3,068,052 | $ - | $ 3,068,052 |
| Deduct non-allowable assets: | | | |
| Partly secured and unsecured accounts | (107,683) | - | (107,683) |
| Furniture and equipment, net | (61,293) | - | (61,293) |
| Goodwill | (960,414) | - | (960,414) |
| Intangible assets, net | (115,379) | - | (115,379) |
| Aged fail-to-deliver | (2,025) | - | (2,025) |
| Prepaid items and employee advances | (320,676) | - | (320,676) |
| Total non-allowable assets | 1,567,470 | - | 1,567,470 |
| Net capital before haircuts on securities positions | 1,500,582 | - | 1,500,582 |
| Less haircuts on securities positions | (37,459) | - | (37,459) |
| **Net Capital** | 1,463,123 | - | 1,463,123 |
| **COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENTS:** | | | |
| 2% aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital | | | |
| Computation | 446,204 | - | 446,204 |
| Excess net capital | $ 1,016,919 | $ - | $ 1,016,919 |
| Percent of net capital to aggregate debit items | 6.6% | - | 6.6% |

*The accompanying notes are an integral part of these financial statements.*

**SCHEDULE II**
**NORTH AMERICAN CLEARING, INC.**
**COMPUTATION AND DETERMINATION OF RESERVE REQUIREMENT**
**UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2005**

| | | |
|---|---|---|
| **CREDIT BALANCES:** | | |
| Free credit balances and other credit balances in customer security accounts | $ | 18,910,152 |
| Monies borrowed collateralized by securities carried in the accounts of customers | | 2,850,000 |
| Customers' securities failed to receive | | 119,406 |
| Other | | 1,291,010 |
| Total credit items | $ | 23,170,568 |
| **DEBIT BALANCES:** | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3 | $ | 21,356,271 |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' failed to deliver | | 87,800 |
| Margin required and/or deposit with Options Clearing of all option contracts written or purchased in customer accounts | | 559,139 |
| Failed to deliver of customer securities not older than 30 days | | 11,748 |
| Other | | 295,251 |
| Aggregate debit items | | 22,310,209 |
| Less 3% of aggregate debit items | | (669,306) |
| Total debit items | $ | 21,640,903 |
| **RESERVE COMPUTATION:** | | |
| Excess of total credits over total debits | $ | 1,529,665 |
| Required deposit | $ | 1,529,665 |
| Amount held on deposit in reserve bank account | $ | 2,040,000 |

There are no material differences between the computation for determination the reserve requirements included in these financial statements and the computation included in the Company's unaudited Focus Report filing dated January 25, 2006

*The accompanying notes are an integral part of these financial statemens.*

**SCHEDULE III**
**NORTH AMERICAN CLEARING, INC.**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT**
**UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2005**

| | |
|---|---|
| Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 | $ - |
| Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date), excluding items arising from "temporary lags which result from norm business operations" as permitted under Rule 15c3-3 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

**Report on the Internal Control Structure Under Rule 17a-5 of the Securities and Exchange Commission**

Stockholder and Board of Directors
North American Clearing, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of North American Clearing, Inc. for the year ended December 31, 2005, we considered its internal control structure, including control activities to safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have madeastudy of the practices and procedures followed by North American Clearing, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements of prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Comission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibilty are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets including securities, that we consider to be material weaknesses as defined above.

Ohab and Company, P.A.

February 22, 2006